November 18, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:    Anna Abramson

 Mitchell Austin

Re:	Palo Alto Networks, Inc.

Form 10-K for Fiscal Year Ended July 31, 2021

File No. 001-35594

Ladies and Gentlemen:

Palo Alto Networks, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 27, 2021, relating to the above referenced filing.

In this letter, the Company has recited the comments from the Staff in italicized, bold type and has followed each comment with the Company’s response. Unless we note otherwise, references to prior Staff comments are to Staff comments in the Staff’s letter to the Company dated September 15, 2021 and references to prior Company responses are to the Company’s response letter to the Staff dated October 6, 2021.

Form 10-K for Fiscal Year Ended July 31, 2021

General

1. We note your response to prior comment 2. Tell us how you considered providing disclosure regarding the difficulties involved in assessing the timing and effect of pending climate-related laws or regulations.

Securities and Exchange Commission

November 18, 2021

In response to the Staff’s comment, we respectfully advise the Staff that, in our response to prior comment 2, we did not refer to difficulties in assessing the timing and effect of pending climate-related laws or regulations on us and our business. Generally, we have not experienced such difficulties, as climate-related laws or regulations have not had a material impact on our business, financial condition or results of operations, as described in our prior response.

We have a process to evaluate and assess pending or expected climate-related laws and regulations. We have an internal cross-functional policy working committee (the “Climate Committee”) focussed on climate, clean energy and sustainability policy issues, that meets regularly to monitor and analyze potential and pending climate-related laws and regulations and their impact on us. The Climate Committee regularly reports to our Senior Director of Global Corporate Responsibility and to senior management, which reports to the Board of Directors of the Company, regarding enacted or pending climate-change related laws and regulations. Our Senior Director of Global Corporate Responsibility also reports to our Disclosure Committee. In addition, we partner with external, reputable, non-governmental organizations (“NGOs”), including the Information Technology Industry Council (“ITI”), and the non-profit organization Ceres and the Renewable Energy Buyers Alliance (“REBA”), to keep abreast of current governmental policies and their potential outcomes, and to advocate for impactful climate and clean energy legislation. Our Climate Committee works together with our government policy team and enterprise risk management function to consider holistically the impact of pending or expected laws and regulations on us.

2.

Your response to prior comment 3 references transition risks in your supply chain for your firewall hardware products, software-based cybersecurity products and consumer product offering. Please describe the relevant transition risks in your supply chain for each of these product types and explain how you analyzed the materiality of these risks. Also, please describe the events you reference in your response “that could be labeled as risks related to climate change” and any other transition risks related to climate change for which you performed a materiality assessment.

In response to the Staff’s comment, we respectfully advise the Staff that we consider transition risks as those specific, potential climate-related risks that could have a substantive impact on our business, such as power outages, disruption of our supply chain (either in the case of our hardware products, with respect to the manufacturing or delivery of those products, or in the case of our cloud-delivered services, data center operations), employee health impacts, or reputational damage from negative media or legal actions.

Bruce R. Byrd, EVP & General Counsel | 202.286.2676 | bbyrd@paloaltonetworks.com | 3000 Tannery Way, Santa Clara, CA 95054 |

Securities and Exchange Commission

November 18, 2021

Our firewall hardware products consist of computer hardware appliances with a range of cybersecurity capabilities, from those designed for small organizations and remote or branch offices, to those designed for large-scale data centers and service provider use. Our consumer product offering, launched recently after the end of the fiscal year that is covered by the Company’s Annual Report on Form 10K for the fiscal year ended July 31, 2021 (the “Annual Report”), is a hardware product and is subject to the same risks as our other hardware products. We actively monitor for climate-change and non-climate change related supply chain events and all events are managed through our and our partners’ supply chain risk mitigation processes. We did not experience any disruptions in our hardware supply chain due to climate-change related weather events in fiscal 2021.

Our software-based (digital) cybersecurity products include our firewall cybersecurity products, delivered through virtual and containerized form factors, as well as our Prisma Cloud, Prisma Access and Cortex cloud security offerings. All of these products are digitally delivered to customers, meaning transition risks (such as drought, flooding, freezing, etc.) are very low due to the ability to instantaneously move computing, storage, and networking to other regions that are not experiencing any climate impact. We contract with multiple cloud service providers and maintain resiliency in our networks that provide these digital cybersecurity products and services to customers. We did not experience any disruptions in the delivery of our software-based (digital) cybersecurity products due to climate-change related weather events in fiscal 2021.

With respect to our prior response, we respectfully advise the Staff that we were referring to normal supply chain issues that are a normal part of the business. In fiscal 2021, we managed our supply chain so that we were able to deliver our products and services in a timely manner to customers. For further information regarding the transition risks applicable to us, we direct the Staff to our Response #4 below.

Bruce R. Byrd, EVP & General Counsel | 202.286.2676 | bbyrd@paloaltonetworks.com | 3000 Tannery Way, Santa Clara, CA 95054 |

Securities and Exchange Commission

November 18, 2021

3.

Your response to prior comment 4 states that you did not incur material capital expenditures or compliance costs during fiscal 2020 or fiscal 2021. In order to better understand your response, please tell us about your capital expenditures and compliance costs related to environmental initiatives (including quantification of amounts incurred) and explain how you assessed the materiality of these expenditures and costs. In addition, please tell us more about how you considered providing disclosure quantifying the estimated costs of achieving your carbon neutral goal and explain how you analyzed the materiality of these costs.

In response to the Staff’s comment, we respectfully advise the Staff that we did not incur material capital expenditures or compliance costs during fiscal 2021 related to our environmental initiatives and we do not currently expect to incur such material expenditures or costs.

To provide further detail, we supplementally advise the Staff that our capital expenditures and compliance costs in fiscal 2021 related to environmental initiatives totaled approximately $0.4 million, consisting of:

1.

Partnering with our local utility to procure renewable energy certificates (RECs) to run our headquarters office in Santa Clara, California (our largest operational footprint, representing over 60% of our total global square footage of office space) with renewable energy.

2.

Procuring (a) US wind energy RECs to offset the rest of our US footprint (representing 12% of our total global square footage of office space) and (b) carbon offsets to cover the rest of our global footprint and all of our business travel.

3.

Other costs included hiring an external sustainability advisory resource, subscribing to a digital platform for warehousing sustainability data, and engaging a third party consulting firm to support our ESG reporting.

Our revenues for fiscal 2021 were approximately $4.3 billion. In fiscal 2021, our GAAP operating loss was $304.1 million. In the context of our total revenues and operating loss, we determined that the total cost of our environmental initiatives, as described above, of approximately $0.4 million in fiscal 2021, was not material to our business, financial conditions or results of operations. We declared and committed to our environmental sustainability programs in fiscal 2021. Prior to that time, in fiscal 2020 and in prior years, we did not specifically track costs related to environmental initiatives. We believe our environmental efforts in fiscal 2020 were less than what we undertook in fiscal 2021.

Bruce R. Byrd, EVP & General Counsel | 202.286.2676 | bbyrd@paloaltonetworks.com | 3000 Tannery Way, Santa Clara, CA 95054 |

Securities and Exchange Commission

November 18, 2021

In our proxy statement, we have disclosed our goal to be carbon neutral by 2030 and in fiscal 2021, we took the steps outlined above toward this goal. To reach our goal by 2030, we anticipate incurring similar types of costs and expenses each year. While we expect to budget for similar and increasing expenditures annually, we believe that these costs will not be material to our business, financial conditions or results of operations in the next 24 months. Our budget for environmental initiatives in fiscal 2022 is approximately $0.5 million.

As described above, we assessed the materiality of these expenditures and determined that they were not material to our business, financial conditions or results of operations. Under Rule 12b-20 of the Securities and Exchange Act of 1934, as amended, as the disclosures in our Annual Report should include material information, we decided the disclosure of these amounts was not required in our Annual Report.

4.

Your response to prior comment 5, which states that you do not currently believe that you are subject to material indirect consequences of climate-related regulations or business trends, appears to be conclusory in nature and does not provide an analysis of the factors listed in our comment. Please describe the indirect consequences you considered in your analysis and explain how you concluded they were not material.

With respect to material indirect consequences of climate-related regulations or business trends, the factors listed in the prior Staff comment letter were:

1.	decreased demand for goods and services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

2.	increased demand for goods and services that result in lower emissions than competing products;

3.	increased competition to develop innovative new products and services that result in lower emissions; and

4.	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Bruce R. Byrd, EVP & General Counsel | 202.286.2676 | bbyrd@paloaltonetworks.com | 3000 Tannery Way, Santa Clara, CA 95054 |

Securities and Exchange Commission

November 18, 2021

As a business, our products and services indirectly produce greenhouse gas emissions due to the energy used to (a) manufacture our products, (b) power data centers to deliver our software products and services and (c) power offices for our staff. With respect to our level of greenhouse gas emissions, we have a clear understanding of our emissions and we measure, report and set goals to reduce and eliminate them. However, we believe our products and services do not produce significant greenhouse gas emissions. Accordingly, regarding factors #1 and #2, we respectfully advise the Staff that we believe our goods and services, consisting of (a) computer hardware appliances, (b) digitally delivered software services and (c) cybersecurity consulting, technical advisory and support services, do not produce significant greenhouse gas emissions.

Regarding factor #3, we are subject to competition to develop innovative, energy efficient products that effectively address cyber threats. While lower emissions are not a key differentiating factor for products in our field, one way that we have developed energy-efficient products and services is by providing our products and services through a cloud-delivered software as a service. We remain committed to providing our hardware products and in addition, we have embraced the digitally delivered cloud services part of our business. Our digitally delivered cloud software services eliminate the need for heavy, material intensive, physical processes and contribute to proliferating a digital, clean energy, low-carbon economy. We believe these digitally delivered, cloud software services are a competitive advantage for us and are leading to increased, incremental sales opportunities for our business, due to all of the factors above, when compared to competitors that have not set ambitious sustainability goals.

Regarding factor #4, “any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions,” as described above, we track, report on, and work to mitigate, our greenhouse gas emissions. However, unlike a manufacturer of products, such as automobiles, whose products emit greenhouse gases, our products and services do not emit greenhouse gases. Our business operations, consisting of engineering product development of our software and hardware products and general and administrative staff, and our products and services do not produce material greenhouse gas emissions. Accordingly, we do not anticipate incurring reputational risks from our operations or products.

Bruce R. Byrd, EVP & General Counsel | 202.286.2676 | bbyrd@paloaltonetworks.com | 3000 Tannery Way, Santa Clara, CA 95054 |

Securities and Exchange Commission

November 18, 2021

5.

Your response to prior comment 6 states that you have not experienced any material physical effects of climate changes on your operations or results. Please explain whether you have experienced physical effects of climate change on your operations or results and, if so, how you concluded that such effects have been, and are expected to continue to be, immaterial to your operations and results. As noted in our prior comment, quantify weather-related damages to your property or operations and discuss any weather-related impacts on the cost or availability of insurance.

In response to the Staff’s comment, we respectfully advise the Staff that we have not experienced any material physical effects of climate change on our operations or results.

In February 2021, we experienced unusual freezing temperatures at our Texas leased office facility which might be attributable to climate-change. The freezing temperatures caused damage to an automatic transfer switch at the office, which resulted in the office being on generator power for seven days and also caused landscaping damage. Due to this incident, we incurred approximately $0.1 million in costs for the oil to run the generator, for repairs, and miscellaneous other expenses. In the context of our total revenues and operating loss as set forth in response #3 above, we determined that these costs and expenditures were not material to our business, financial conditions or results of operations. We may experience similar events in the future with respect to our offices, but expect those events similarly to be immaterial to our operations and results.

In order to mitigate the risks of climate change, we deploy measures in our offices such as back-up power, onsite drought-resistant flora, and low flow water faucets and encourage sustainable, resilient practices for employees through our Green Teams and education programs.

We respectfully advise the Staff that weather-related impacts have not affected the cost or availability of insurance to us.

* * * * *

Bruce R. Byrd, EVP & General Counsel | 202.286.2676 | bbyrd@paloaltonetworks.com | 3000 Tannery Way, Santa Clara, CA 95054 |

Securities and Exchange Commission

November 18, 2021

As noted by the Staff, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact me with any questions or comments regarding the Company’s responses at (202) 286-2676. Thank you for your assistance.

Sincerely,

/s/ Bruce R. Byrd

Bruce R. Byrd

Executive Vice President and General Counsel

cc:	Nikesh Arora, Chief Executive Officer, Palo Alto Networks, Inc.

Dipak Golechha, Chief Financial Officer, Palo Alto Networks, Inc.

Bruce R. Byrd, EVP & General Counsel | 202.286.2676 | bbyrd@paloaltonetworks.com | 3000 Tannery Way, Santa Clara, CA 95054 |